Exhibit 99.2

The following tables present our selected financial data as at the dates and for each of the periods indicated.

The selected financial data as of March 31, 2007 and for each of the three months ended March 31, 2007 and 2006 has been derived from our unaudited interim consolidated financial statements and notes thereto contained in our Interim Financial Report for the Quarter Ended March 31, 2007 filed on Form 6-K on May 11, 2007.

The selected financial data set forth below should be read in conjunction with our unaudited interim consolidated financial statements and notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in our Interim Financial Report for the Quarter Ended March 31, 2007 filed on Form 6-K on May 11, 2007 and our audited financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2006 which are incorporated herein by reference.

SELECTED FINANCIAL DATA

CANADIAN GAAP

	For the three months ended March 31,
Statement of Operation Data	2007	2006
	(Unaudited)	(Unaudited)
	$	$
Revenues	2,642,904	2,209,662
Loss from continuing operations	(1,380,702)	(900,672)
Results of discontinued operations	—	25,589
Net loss for the period	(1,380,702)	(875,083)
Basic and diluted loss per share from continuing operations	(0.10)	(0.06)
Basic and diluted loss per share from discontinued operations	—	—
Basic and diluted net loss per share	(0.10)	(0.06)
Weighted average number of shares outstanding – basic and diluted	14,375,857	14,340,864

CANADIAN GAAP

Balance Sheet Data	As at March 31, 2007
(Unaudited)
$
Total assets	32,294,605
Total liabilities	3,987,131
Net assets	28,307,474
Working capital	8,264,168
Capital stock	96,256,139
Additional paid-in capital	5,541,804
Accumulated other comprehensive income	561,137
Accumulated deficit	(74,051,606)
Shareholders’ equity	28,307,474
Other
Cash dividends	None

U.S. GAAP

Statement of Operation Data	For the three months ended March 31,
	2007	2006
	(Unaudited)	(Unaudited)
	$	$
Revenues	2,642,904	2,209,662
Loss from continuing operations	(1,380,702)	(900,672)
Results of discontinued operations	—	25,589
Net loss for the period	(1,380,702)	(875,083)

Basic and diluted loss per share from continuing operations	(0.10)	(0.06)
Basic and diluted loss per share from discontinued operations	—	—
Basic and diluted net loss per share	(0.10)	(0.06)
Weighted average number of shares outstanding – basic and diluted	14,375,857	14,340,864

U.S. GAAP

Balance Sheet Data	As at March 31, 2007
(Unaudited)
$
Total assets	32,294,605
Total liabilities	3,987,131
Net assets	28,307,474
Working capital	8,264,168
Capital stock	113,025,709
Additional paid-in capital	6,579,494
Accumulated other comprehensive income	561,137
Accumulated deficit	(91,858,866)
Shareholders’ equity	28,307,474
Other
Cash dividends	None